EXHIBIT (99.1)

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Act of 1934

For the Year Ended

December 31, 2003

THE LIFELINE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

The Lifeline Employees’

Savings and Investment Plan

Financial Statements and Supplemental Schedule

To Accompany 2003 Form 5500

Annual Report of Employee Benefit Plan

Under ERISA of 1974

December 31, 2003 and 2002

The Lifeline Employees’ Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Plan Benefits	3

Statements of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5–8

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Other supplemental schedules required by 29 CFR 2550.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Lifeline Employees’ Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Lifeline Employees’ Savings and Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

July 30, 2004

The Lifeline Employees’ Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value (Note 3)	$19,190,150	$13,764,798

Total assets and net assets available for plan benefits	$19,190,150	$13,764,798

The accompanying notes are an integral part of these financial statements.

The Lifeline Employees’ Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Investment income (loss)
Interest and dividend income	$175,107	$193,648
Net appreciation (depreciation) in fair value of investments (Note 3)	3,972,529	(2,155,416)

	4,147,636	(1,961,768)

Contributions
Participants	1,968,029	1,763,631
Participants' rollovers	47,981	96,927
Employer	649,440	611,480

	2,665,450	2,472,038

Total additions	6,813,086	510,270

Deductions
Benefits and withdrawals paid to participants	1,365,613	1,176,042
Administrative expenses	22,121	2,850

Total deductions	1,387,734	1,178,892

Net increase (decrease)	5,425,352	(668,622)

Net assets available for plan benefits
Beginning of year	13,764,798	14,433,420

End of year	$19,190,150	$13,764,798

The accompanying notes are an integral part of these financial statements.

The Lifeline Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Lifeline Employees’ Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan covering all United States employees of Lifeline Systems, Inc. (the “Company”) who work at least 1,000 hours during the plan year. Employees become eligible to participate on the entry date following six months of service. The Plan was established in 1984 to provide participants an opportunity to defer retirement savings on a pretax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). CitiStreet, LLC (the “Custodian”) is the custodian and record keeper for the Plan.

Contributions

Participants may contribute from 1% to 25% of their compensation, as defined by the Plan, on a pre-tax basis subject to the annual dollar limits established by the Internal Revenue Service (IRS) and plan limitations. Participants are immediately vested in their contributions and earnings thereon. Rollover contributions from other qualified plans are also allowed. Withdrawals are permitted as specified by IRS regulations and plan provisions.

Employer contributions may vary from year to year in such amounts as have been voted by the Board of Directors of the Company pursuant to the provisions of the Plan. For the years ended December 31, 2003 and 2002, the Company matched 100% of the first 2% of participant deferrals and 50% of the next 2% of participant deferrals up to a maximum of $675 per quarter, or $2,700 per year per participant. Participants are immediately vested in Company matched contributions and earnings thereon. The Board of Directors has the discretion to make additional contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of plan earnings plus the Company’s matching contribution and earnings thereon and charged with administrative expenses, as applicable. Participants are provided with the option to allocate their contributions into any of the different investment options through CitiStreet LLC, a party-in-interest.

Loans

With the approval of the plan administrator, participants may borrow from their vested account balance attributable to participant pre-tax, matching, discretionary, and rollover contributions. The maximum amount that may be borrowed is 50% of a participant’s vested interest or $50,000, whichever is less. The minimum loan is $1,000. The interest rate is fixed and will be equal to the prime rate plus one and one-half percent. The maximum loan period is five years. The interest rate charged on participant loans ranged from 5.50% to 6.50% in 2003 and 5.75% to 11.0% in 2002.

Benefits and Withdrawals

Upon termination of service due to death, disability or retirement, the Plan allows benefits to be paid in the form of a cash payment or an in-kind distribution for participants who invest in the Company Stock Fund.

Hardship withdrawals are allowed under the provisions of the Plan.

Vesting

Plan participants are at all times 100% vested in the value of their own contributions, rollovers, employer matching contributions, and earnings thereon. Participants become 100% vested in employer discretionary contributions following five years of credited service, retirement, disability or death.

Investment Options

The Plan offers eight investment options including stock of the Company to which participants may allocate the investment of their accounts.

The Lifeline Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds and common collective trusts are stated at fair value using net asset value. Investments in the Company’s common stock are stated at fair value using quoted market prices. The SSGA Stable Value fund is accounted for at contract value that approximates fair value. Participant loans are valued at cost which approximates fair value. Investment transactions are recorded on the trade date. Interest is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant and employer matching contributions are recorded in the period in which the participant payroll deductions are made.

Payment of Benefits

Benefit payments are recorded when paid.

Expenses

In 2003, all administrative expenses and fees were paid by the Plan. In 2002, administrative expenses, excluding loan origination fees, were paid by the Company.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that may include any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

The Lifeline Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investments

Investments held by the Plan at December 31, 2003 and 2002 are summarized as follows:

Description	2003 Fair Value		2002 Fair Value
SSGA Stable Value Fund	$1,703,554	*	$1,498,429	*

Total common collective trusts	1,703,554		1,498,429
SSGA S&P 500 Index Fund	2,240,010	*	1,429,006	*
Scudder International Fund	—		549,451
Strong Government Securities Fund	1,112,356	*	1,011,161	*
SSGA Core Opportunities Fund	3,311,301	*	2,634,770	*
INVESCO Total Return Fund	2,100,056	*	1,805,401	*
Dreyfus Emerging Leaders Fund	—		1,671,034	*
Templeton Foreign Fund	981,826	*	—
Smith Barney Small Cap Fund	2,491,023	*	—
AIM Mid Cap Core Equity A Fund	203,257		—
SSGA Small Cap Fund	59		—

Total mutual funds	12,439,888		9,100,823
Lifeline Systems, Inc. Common Stock Fund	4,500,117	*	2,687,760	*
Participant Loans	546,591		477,786

	$19,190,150		$13,764,798

*	Investment represents 5% or more of net assets available for plan benefits.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2003	2002
Mutual funds	$2,157,882	$(2,074,158)
Common collective trusts	67,569	72,224
Lifeline Systems, Inc. Common Stock Fund	1,747,078	(153,482)

	$3,972,529	$(2,155,416)

The Lifeline Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated July 10, 1995 and April 14, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time without any liability whatsoever for such discontinuance or termination. After payment of expenses by the Trustee, the Plan would be liquidated and each participant would receive his or her interest in the form of a lump-sum payment.

6.	Related Party Transactions

State Street Bank and Trust Company is the Trustee for the Plan. The Plan invests in mutual funds managed by State Street Global Advisors, a related entity to the Trustee. Therefore, State Street Global Advisors is a party-in-interest. In addition, purchases and sales of the Company’s common shares and participant loans are considered party-in-interest transactions.

The Plan also invests in a unitized stock fund, Lifeline Systems, Inc. Common Stock Fund (“Stock Fund”) which is comprised of a short-term investment fund component and shares of common stock of Lifeline Systems, Inc., the Plan sponsor. The unit values of the Stock Fund are recorded and maintained by CitiStreet, LLC. During the year ended December 31, 2003, the Plan purchased and sold units of the Stock Fund in the approximate amounts of $362,000 and $239,000, respectively. Net appreciation and dividends on the Stock Fund was $1,747,078. The total value of the Plan’s interest in the Stock Fund was approximately $4,500,117 at December 31, 2003. As of and for the year ended December 31, 2002, the Stock Fund was non-unitized.

The Lifeline Employees’ Savings and Investment Plan

Supplemental Schedule

Schedule H, Part IV, Item 4: Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Par Value or Shares	Current Value
* SSGA Stable Value Fund	Common Collective Trust	1,066,675	$1,703,554

Total Common Collective Trusts			1,703,554
* SSGA S&P 500 Index Fund	Mutual Fund	122,005	2,240,010
Strong Government Securities Fund	Mutual Fund	102,239	1,112,356
* SSGA Core Opportunities Fund	Mutual Fund	182,441	3,311,301
INVESCO Total Return Fund	Mutual Fund	87,722	2,100,056
Templeton Foreign Fund	Mutual Fund	92,277	981,826
SSGA Small Cap Fund	Mutual Fund	2	59
Smith Barney Small Cap Fund	Mutual Fund	174,319	2,491,023
AIM Mid Cap Core Equity A Fund	Mutual Fund	7,550	203,257

Total Mutual Funds			12,439,888
* Lifeline Systems, Inc. Common Stock Fund:
Lifeline Systems, Inc. Common Stock		228,618	4,343,742
Cash and cash equivalents			156,375
* Participant Loans	Participant Loans; rates ranging from 5.50% to 6.50%		546,591

			$19,190,150

*	Party-in-interest